evotec

#RESEARCHNEVERSTOPS

Setting the pace …

Bringing Probabilities of Success up with the right platforms & technologies


SETTING
THE
PACE

Cautionary statement regarding forward-looking statements

Information set forth in this presentation contains forward-looking statements, which involve a number of risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate", "believe", "could", "estimate", "expect", "goal", "intend", "look forward to", "may", "plan", "potential", "predict", "project", "should", "will", "would" and similar expressions. The forward-looking statements contained herein represent the judgement of Evotec as of the date of this presentation.
Such forward-looking statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements.

Welcome

The Management Team



Werner Lanthaler
CEO



Enno Spillner
CFO



Craig Johnstone
COO



Cord Dohrmann
CSO

Agenda

Highlights

Financial performance 2021

Scientific and operational performance 2021

Outlook and Guidance 2022



Strong overall performance and progress in all "lanes"

Highlights & lowlights 2021


SETTING
THE
PACE

Highlights

- Multiple new & extended integrated drug discovery & development alliances (**EVO***iR&D*)
- Opening of J.POD® Redmond, WA (US); initiation of J.POD® Toulouse, France (EU) (**EVO***access*)
- Very good progress in co-owned pipeline (**EVO***royalty*) (e.g. Bayer/B1 antagonist in DNP, BMS,…)
- Excellent progress in iPSC and protein degradation partnerships with Bristol Myers Squibb (BMS); Opt-in for EVT8683 & start of clinical development
- Multiple new EVT Innovate partnerships in e.g. heart failure, kidney disease, RNA-based drug discovery,…
- Accelerate innovative platforms & technologies – **EVO***cells*, **EVO***panOmics*, **EVO***panHunter*, E.INVENT.AI, E.SOLVE, E.RNA etc…
- Launch of E.MPD, largest and highest quality molecular patient databases
- Launch of three new BRIDGEs; PRROTECT, an initiative for pandemic preparedness;
- Steady progress within operational venturing strategy (e.g. Exscientia NASDAQ listing)
- NASDAQ listing with total gross proceeds of $ 500 m

Lowlights

- Bayer discontinued development of eliapixant (BAY1817080) (after period-end)
- Increased costs for capacity expansion; increased costs for energy, …

evotec

AP 2025 is fully in swing and accelerated by precision medicine

Action Plan 2025 in numbers

2009 — 2012 — 2018 — 2022 — 2025

Action Plan 2012
Restructure for growth

Action Plan 2016
Build innovation seeds

Action Plan 2022
Aspire global leadership

Action Plan 2025
Leadership in data, science, multimodality & access

ACTION PLAN 2025
The data-driven R&D Autobahn to Cures

2010
- Revenues: € 55 m
- Adj. EBITDA: € 2 m
- R&D investments:[1] € 2 m
- Co-owned projects[2]: 6
- Employees: 519

2015
- Revenues: € 128 m
- Adj. EBITDA: € 9 m
- R&D investments:[1] € 18 m
- Co-owned projects[2]: 49
- Employees: 1,000

2020
- Revenues: € 501 m
- Adj. EBITDA: € 107 m
- R&D investments:[1] € 69 m
- Co-owned projects[2]: 118
- Employees: 3,572

2025
- Revenues: > € 1 bn
- Adj. EBITDA: > € 300 m
- R&D investments[1]: > € 100 m
- Co-owned projects[2]: > 170
- Employees; > 5,000

[1] Including equity investments
[2] Does not include EVT equity investments

evotec

Platforms & technologies are high-tech driven & fully integrated

The drug discovery & development innovation hub – Capabilities & expertise overview

Industry needs	Capabilities & Expertise (illustrative)
R&D efficiency platforms[1)]	Target ID & validation; Hit identification; Lead optimisation; Sample management; Chemistry; DMPK & ADME-Tox; Research informatics; Bio Reagents; *In vitro* biology; *In vivo* Pharmacology; Biomarker discovery; Antibody discovery; INDiGO; Integrated CMC; Integrated pre-clinical development; Clinical development solution
Precision medicine platforms	ScreenSeq – High-throughput transcriptomics; EVO*panOmics*; EVO*panHunter*; ScreenPep – High-throughput proteomics; EVO*gnostic*; E.MPD – Translational molecular patient database; E.iPSC – Drug discovery; E.TOX – Tox and safety prediction
Just – Evotec Biologics[1)]	J.DISCOVERY™ – Molecule discovery; J.HAL™ – AI designed mAb library; J.MD™ – Molecule design; JP3® – Process & product design; J.POD® – Manufacturing design
Right modality drug design	EVO*cells*; EVO*genes*; Antibodies & Bifunctionals; Small molecules; Antisense; Protein degradation; Exosomes; E.RNA – Targeting RNA space; E.INVENT-AI – Molecular design excellence

[1)] Also partly accessible as stand alone "Fee for Service" or FTE-rate based offerings

evotec

Faster and more learning curves illustrate technology leadership

"Evotec inside" (selected KPI's 2020/21)

	**62** Patent applications	**142** High-throughput screens	**12** Pre-clinical development candidates (PDC)	**24** INDiGO® programs	**> 250** GMP API batches
	**>10** Precision platforms	**>200 bn** Data points	**>440 bn** of iPSC-derived cells	**>10,000** compounds assessed as protein degraders	**>100** EVO*PanHunter* projects
	**>15** Biologics projects	**20** Months construction time	**>40,000** samples in HT analytics and functional characterisation	**>20** consecutive successful manufacturing runs	**>90%** J.POD® cGMP qualification activities completed
	**>130** Co-owned pipeline assets	**>90** Small molecules	**>20** Biologics	**>10** Cell & gene therapy	**>10** Multiple modalities

Platforms & technologies for more precision and efficiency

Evotec today – 15 Sites & more than 4,200 employees


US
AT
IT
DE
UK
FR

USA
~500
- Branford
- Princeton
- Redmond, WA
- Seattle
- Watertown

1st J.POD®: Redmond

Austria
~40
- Orth an der Donau

Italy
~800
- Verona (Campus Levi-Montalcini)

Germany
~1,050
- Hamburg (HQ) & Goettingen (Manfred Eigen Campus)
- Cologne
- Munich

UK
~950
- Abingdon (Dorothy Crowfoot Hodgkin Campus)
- Alderley Park

France
~900
- Lyon
- Toulouse (Campus Curie)

2nd J.POD®: Toulouse

evotec

Attracting great talent – Growth enabled by culture & values

Growth of talent in 2021


2,600
3,030
3,572
4,198
> 4,800
2018
2019
2020
2021
2022 (e)

- First time > 600 new employees hired in one year (net number)
- > 80% with at least one academic qualification; > 30% PhDs
- > 8 years drug discovery and development experience on average
- 54% female; senior executives 31% women
- 81 nationalities
- Average age of employees 38.5 years
- > 600 net new talents planned for 2022

Boost of expertise in high-impact areas

Recent key hires



- >30 years in pharmaceutical safety assessment
- GSK, Novo Nordisk, Pfizer; currently VP Regulatory Safety at AZ

Liz Mortimer-Cassen[1]
EVP Safety Assessment & Strategy



- >25 years biotechnology industry experience
- Amgen, BMS, Merck, …

Valerie Alvarado
VP Capital Projects



- >20 years McKinsey & Company: Senior Partner & global co-lead R&D for pharma/biotech
- Broad exposure to cross-industry collaborative efforts

Matthias Evers[2]
Chief Business Officer (BD, tech, strategy)



- > 20 years in biotechnology industry
- Amgen, Biocon, Baxter

Sundar Ramanan
SVP, Global Biotherapeutics Quality



- >20 years in life science industry in Europe, North America and Asia
- TVM Capital, GPC, MPM Capital, Aptorum …

Mirko Scherer
Entrepreneur in Residence



- > 20 years in financial services including 14 years as a fund manager
- Polar Capital, Morgan Stanley

Daniel Mahoney
Entrepreneur in Residence



- >20 years experience mostly at Biologics CDMOs
- Catalent (Biologics & Cell Therapy divisions), PX'Therapeutics, Audival, A+A

Christelle Dagoneau
SVP BD biologics



- >20 years in life science industry, with expertise in cell therapy
- Achilles Therapeutics, GSK; Credit Suisse (biotech equity analyst)

Dara Henry
Entrepreneur in Residence

1) Starting as of 16 May 2022
2) Starting as of 1 May 2022

evotec

More than a decade of consecutive double digit annual growth

Results versus previous year and guidance

	FY 2020 results	FY 2021 results	Yoy growth reported / like-for-like[1]	Guidance March 2021
Group revenues[2] (at constant fx-rates)	**€ 500.9 m**	**€ 618.0 m** (€ 627.2m)	**23% / 27%**	€ 550 – 570 m ✓✓
Unpartnered R&D[3]	**€ 46.4 m**	**€ 58.1 m**	**25% / 25%**	€ 50 – 60 m ✓
Adjusted Group EBITDA[4] (at constant fx-rates)	**€ 106.7 m**	**€ 107.3 m** (€115.5 m)	**1% / 18%**	€ 105 – 120 m ✓

1) Like-for-like growth is adjusted for Sanofi payment in Q1 2020 and fx-effects
2) Group revenues including revenues from recharges (IFRS 15 material recharges)
3) Average 2020: EUR/US$ 1.14; EUR/GBP 0.89
4) Unpartnered R&D expenses is excl. expenses for ID-related expenses fully reimbursed by Sanofi under other operating income
5) Adjusted EBITDA before contingent considerations and excluding impairments on goodwill, other intangible & tangible assets as well as the total non-operating result

evotec

Significant growth step up and investments towards AP 2025

Guidance 2022

	Guidance 2022	YE 2021	Implied growth at midpoint
Group revenues (at constant fx-rates[1])	**€ 700 – 720 m** (€ 690 – 710 m)	€ 618.0 m	~15%
Unpartnered R&D[2]	**€ 70 – 80 m**	€ 58.1 m	~30%
Adjusted EBITDA[3] (at constant fx-rates)	**€ 105 – 120 m** (€ 95 – 110 m)	€ 107.3 m	At least stable

Approx. € 300 m investment programme for enabling and supporting growth (e.g. capacity expansion, …)

[1] EUR/US$ 1.18; EUR/GBP 0.86
[2] No material FX effects as most R&D efforts are carried out in € area
[3] Considerable insecurities given high volatility of energy prices

Agenda

Highlights

Financial performance 2021

Scientific and operational performance 2021

Outlook and Guidance 2022



evotec

Main KPIs underline positive development

Condensed income statement 2021 – Evotec SE and subsidiaries

in € m[1)]

	2021	2020	Change
Revenues	**618.0**	500.9	23%
Gross margin	***24.5%***	*25.1%*	–
• R&D expenses	**(72.2)**	(63.9)	13%
• SG&A expenses	**(105.4)**	(77.2)	37%
• Impairment of intangible assets and goodwill	**(0.7)**	(3.2)	nm
• Other op. income (expenses), net	**67.8**	67.2	1%
Operating income	**41.0**	48.6	(16)%
Adjusted Group EBITDA[2)]	**107.3**	106.6	1%
Net income	**215.5**	6.3	>>>100%

- Revenue growth of 23% (excluding portfolio and fx effects: 27%) driven by all business areas
- Gross margin reflects ramp-up of J.POD® Redmond, WA (US)
- Increase in unpartnered R&D by 25% (€ 58.1 m vs. 2020: € 46.4 m) as planned
- Step-up of SG&A expenses mainly caused by headcounts (+26%), preparation for future growth, starting J.POD® Toulouse (F) and costs for public offering at NASDAQ (> € 3 m, of which € 1.7 m one-off)
- Adj. EBITDA like-for-like growth 18%
- **EVO***equity*: Net income significantly higher due to fair value adjustment of Exscientia Ltd. US IPO

1) Differences may occur due to rounding
2) Adjusted EBITDA excludes changes of contingent considerations, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result.

Revenue growth exceeding guidance – strong fundamentals

Revenues & Gross margin overview

Revenues (in € m)



Base revenues
Milestones, upfronts and licences
+23%
618.0
61.3
500.9
30.1
+18%
556.7
470.8
2020
2021

Gross margin (in %)



Total Margin
25.1
24.5
2020
2021

- Group revenues +27% like-for-like
- Base business up 20% adjusted for Sanofi payment in Q1 2020
- Exceptionally strong milestone contribution of € 49.5 m, e.g. from BMS and Takeda collaborations
- Just – Evotec Biologics revenues of € 52.9 m (+35% vs. 2020: € 39.3 m)
- Gross margin development reflects
  - the anticipated fade-out of payments from Sanofi for the Toulouse site
  - the capacity build-up related to the launch of J.POD® Redmond, WA (US)
  - fx headwinds

Strong organic growth pointing to healthy demand

Revenue bridge 2020 – 2021 – Evotec SE and subsidiaries


in € m[1]
500.9
(8.6)
492.3
134.9
(9.2)
618.0
Revenue 2020
Sanofi payment in Q1 2020
Revenue 2020, excl. Sanofi payment
Organic growth
fx effect
Revenue 2021

- 23% growth of Group revenues
- Organic growth of € 134.9 m translates into growth rate of 27%
- Reference point adjusted for Sanofi Toulouse payment of € (8.6 m) in Q1 2020
- fx headwinds: € (9.2) m or (1.8)%

[1] Differences may occur due to rounding

evotec

Revenues up in both segments

Segment information 2021 – Evotec SE and subsidiaries

in € m[1)]

	EVT Execute	EVT Innovate	Inter-segment elimination	Evotec Group
Revenues	610.2	147.0	(139.1)	618.0
Gross margin	*20.9%*	*24.9%*	–	*24.5%*
• R&D expenses	(2.9)	(81.9)	12.6.0	(72.2)
• SG&A expenses	(83.9)	(21.5)	–	(105.4)
• Impairment of intangible assets & goodwill	–	(0.7)	–	(0.7)
• Other op. income (expenses), net	22.4	45.4	–	67.8
Operating income	63.1	(22.1)	–	41.0
Adjusted Group EBITDA[2)]	124.8	(17.5)	–	107.3

- Total revenues show accelerated growth in fourth quarter in both segments
- EVT Execute total revenue growth up 20%; also third party revenue growth was 20%
- EVT Innovate revenues up 39%, due to strong milestone contribution and strong project business
- Adjusted EBITDA with further improvement in Q4 after strong Q3

1) Differences may occur due to rounding
2) Adjusted EBITDA excludes changes of contingent considerations, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result.

evotec

Accelerating growth at year end

Condensed income statement Q4 2021 – Evotec SE and subsidiaries

in € m[1)]

	Q4 2021	Q4 2020	Change
Revenues	**187.1**	140.5	33%
Gross margin	***27.8%***	*26.0%*	–
• R&D expenses	**(18.7)**	(17.9)	5%
• SG&A expenses	**(34.4)**	(19.1)	80%
• Impairment of intangible assets & goodwill	**–**	(3.2)	–
• Other op. income (expenses), net	**16.0**	16.9	(5)%
Operating income	**14.9**	13.3	13%
Adjusted Group EBITDA[2)]	**37.2**	29.7	25%
Net income	**(31.5)**	0.4	–

- Q4 revenue growth of 33%
- Strong milestone contribution leading to gross margin expansion, despite ramp-up of J.POD® Redmond, WA (US)
- SG&A expenses driven by planned investments to support the operational and financial growth (personnel costs, J.POD® Redmond, WA (US) and costs for public offering and dual listing at NASDAQ)
- EBITDA up 25%
- **EVO***equity*: Net Income influenced by quarterly revaluation of Exscientia Ltd. and decreased share price (non-cash)

[1)] Differences may occur due to rounding
[2)] Adjusted EBITDA excludes changes of contingent considerations, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result.

evotec

Exscientia IPO with very strong effect on net income (EVOequity)

Single steps from 2020 to 2021

in € m[1]



6.3
25.8
(8.3)
(28.2)
2.6
0.6
204.3
14.4
(2.0)
215.5
Net Income 2020
Gross profit
R&D expenses
SG&A expenses
Impairments
Other operating result
Result (net) from equities
Other non-operating result
Taxes
Net Income 2021

[1] Differences may occur due to rounding

Strong cash position of > € 850m securing growth ambitions

Single steps from 2020 to 2021

in € m[1]


481.9
122.2
(118.9)
(20.7)
403.1
14.8
(20.7)
(3.5)
858.2
31 Dec 2020
Operating cash flow
Capex excl. finance leases
Equity Investments
Net proceeds US listing
Bank loans & Promissory note
Repayment of lease obligation
fx difference & others
31 Dec 2021

[1] Differences may occur due to rounding

evotec

Expanded balance sheet as solid base for future growth

Balance sheet and liquidity – 31 December 2021 vs. 31 Dec. 2020 – Evotec SE & subsidiaries

Balance sheet total
in € m

1,462.9 .... **2,235.2**

Equity ratio
in %

49.4 .... **61.6**

Net Debt ratio (excl. IFRS 16)
x adjusted EBITDA[1)]

(1.5) .... **(5.5)**

Liquidity position
in € m

481.9 .... **858.2**

- All relevant balance sheet metrics significantly strengthened due to profitable growth, public US offering and equity portfolio contribution
- Total assets, liabilities and equity increased by 53%
- Equity ratio step up by 12.2%-points
- Leverage ratio remains negative (net cash position) despite high capex for significant growth and **EVO***equity* investments
- Robust liquidity position following the US listing

1) incl. IFRS16 (3.2) ((31.12.21) vs 0.1 (31.12.20)

evotec

Agenda



evotec

Excellent position for continued growth

Major developments in 2021 (selection)

- **EVO***iR&D*
  - Multiple new and extended drug discovery and development (e.g. Abivax, EQRx, Bicycle Therapeutics, Evommune, Takeda,…)
  - 91% repeat business, extensions, and growth within long-term partnerships
  - > 800 partners across the industry (~13% up compared to 2020)
  - Several new INDiGO agreements signed (e.g., with Oxford Cannabinoid Technologies or third INDiGO programme with Ildong)
  - New ADME-collaboration with Amgen
  - New collaboration with Novo Nordisk in gene therapy
- **EVO***access*: Just – Evotec Biologics
  - Several new collaborations (e.g. DoD expansion)
  - J.POD® Redmond, WA, (US) opened in H2 2021
  - J.POD® Toulouse, France (EU) initiated in 2021 and start construction in 2022



evotec

J.POD® – commercial biologics manufacturing stepping up

EVO*access* – Progress and status



Aerial view of new location in Redmond, Washington, US

J.POD® Redmond, WA (US) – Facility completed in just 19 months

- Grand opening in August 2021
- Production from a few kilograms to metric tons in the same facility
- Partner at every stage of the biologics value chain
- Start of operations fully on track e.g. US Department of Defense (DoD),…



View of coming J.POD® in Toulouse (architectural rendering)[2)]

J.POD® Toulouse, France (EU) – Project initiation

- On two hectares of land[1)] at Campus Curie design plan started
- Creates capacity for biological treatments in EU
- Significant support from French government, Occitanie region, Bpifrance, Haute-Garonne prefecture as well as Toulouse Métropole

1) Dependent of local planning, environmental and building requirements as well as further conditions
2) Brunerie & Irissou Architectes, Thomas Brunerie

evotec

Significant expansion of alliances is basis for long-term success

Attraction, Extension, Retention

Attraction


+25%
283
315
355
2019
2020
2021
New customers during the year

- Customer base more diversified; revenues have grown significantly

Extension


+23%
100
80
60
40
20
0
2019
2020
2021
No. of customers > € 1 m revenues

- Integrated drug discover & development offering yields increasing "share of wallet"
- Faster and better results versus in-house infrastructures

Structural Retention ≥90%


100%
80%
60%
40%
20%
0%
2019
2020
2021
Customer relation rate

- Solid customer retention rates
- Strong basis for double-digit growth

Healthy demand points to continued strong growth

Orders versus Revenues – Evotec SE and subsidiaries



in € m
700
600
500
400
300
200
100
0
80%
70%
60%
50%
40%
30%
20%
10%
0%
2017
2018
2019
2020
2021
2022
Order book Dec t-1
Revenues t=0
Order book in % of next year revenues

- Healthy demand leads to strongest order book in company's history
- Near-shoring and post-pandemic market shake-up result in favourable environment
- Growth perspectives to result in bold investment decisions and capacity expansion as well as structural adjustments to accelerated growth

evotec

Despite P2x3 set back - The iceberg keeps growing

In total >220 projects: ~180 in partnerships, >40 internal R&D projects



Neuroscience & Pain
Oncology
Metabolic Diseases
Inflammation & Immunology[1)]
Virology
Anti-bacterial
Global Health
Clinical
Ph3
Ph2
Ph1
Preclinical
Discovery
Partnered Pipeline
Unpartnered Pipeline
Equity Pipeline
Bridges Pipeline
Positive clinical trial results
Phase change
Key milestone achieved
New partnership
Initiation of clinical trial
Development progress and/or new project

[1)] Also includes Women's Health, Respiratory projects
The Equity Pipeline does not contain programs from EVT/partners that are not publically disclosed

evotec

"Evotec Inside"

Steady stream of high-value catalysts

Selected pipeline events within next 12 – 24 months

- Phase III & registration (CHN) JingXin in insomnia (EVT201)
- Phase II data with Bayer in DNP (BAY2395840)
- Phase II initiation with Bayer in Gynaecology (BAY2395840)
- Phase I data in Chikungunya virus (EVT894)
- Phase I data with BMS in CNS (EVT8683)
- Phase I data with Exscientia in Oncology (EXS21546)
- Phase I data with Kazia in Oncology (EVT801)
- Phase I initiation in Covid-19 / HBV (EVT075)
- Phase I Initiation with Bayer in Kidney diseases
- Phase I Initiation with Kidney diseases with other partners
- Phase I initiation with BMS in CNS
- Phase I Initiation with BMS in Oncology
- Multiple co-owned equity companies (not outlined here) will progress in clinic (e.g. Topas, Forge, Carrick, Fibrocor, …)

	Molecule	Therapeutic Area/Indication	Partner	Discovery	Pre-clinical	Phase I	Phase II	Phase III
Clinical	EVT201	Insomnia (GABA-A)		■	■	■	■	■
Clinical	Not Disclosed	Infectious Disease (Antibody)	SK	■	■	■	■	■
Clinical	BAY2395840	Diabetic Neuropathic Pain (B1)		■	■	■	■	
Clinical	CT7001	Oncology (CDK7)	Carrick	■	■	■	■	
Clinical	XP-105	Oncology (mTORC1/2)		■	■	■	■	
Clinical	EVT401	Immunology & Inflammation (P2X7)		■	■	■		
Clinical	BAY2328065	Gynaecology		■	■	■		
Clinical	EXS21546	Oncology (various programmes)	Exscientia	■	■	■		
Clinical	CNTX 6016	Pain (CB2)		■	■	■		
Clinical	EVT894	Chikungunya (Antibody)	SANOFI	■	■	■		
Clinical	Not Disclosed	Neuroscience & Pain	n.a.	■	■	■		
Clinical	Not Disclosed	Neuroscience & Pain	n.a.	■	■	■		
Clinical	EVT801	Oncology (VEGFR3)	KAZIA	■	■	■		
Clinical	EVT8683	Neurodegeneration (eIF2b activator)	Bristol Myers Squibb	■	■	■		
Clinical	TPM203	Pemphigus Vulgaris (ND)	Topas Therapeutics	■	■	■		
Clinical	CT7001	Oncology (CDK7)	Carrick	■	■	■		
Clinical	CT7001	Oncology (CDK7)	Carrick	■	■	■		
Pre-clinical	APN411	Oncology – Immunotherapy	SANOFI APEIRON	■	■			
Pre-clinical	GLPGxxxx	Fibrosis (not disclosed)		■	■			
Pre-clinical	BAYxxxx	Nephrology (not disclosed)		■	■			
Pre-clinical	QRB001	Metabolic – Diabetes (not disclosed)	QRbeta	■	■			
Pre-clinical	EVT075	Covid-19 / HBV	n.a.	■	■			
Pre-clinical	Not disclosed	Various programmes	Bristol Myers Squibb	■	■			
Pre-clinical	EVTxxxx	CNS, Metabolic, Pain, …	>10 further programmes	■	■			
Discovery	Multiple programmes across nephrology, oncology, immunology among other therapeutic areas							

DNP: Diabetic neuropathic pain
CNS: Central nervous system

evotec

Precision medicine is the only path to improved medicine

Leading AI/ML driven drug discovery & development platforms

Molecular patient databases

Re-defining health and disease via molecular disease profiles

Targeted disease models & precision medicine approaches

Focus on **early** disease relevance

Clinical diagnostics and biomarkers

Precision diagnostics and tracking of diseases

EVO*panOmics*

- Transcriptomics and proteomics data at industrial scale
- Multiple patient-derived data bases, e.g. CKD database (>10,000 patients; >600 billion data points)

EVO*panHunter*

- User friendly AI/ML driven multi-omics analysis platform
- Exceeding industry standards in predicting drug safety (e.g.: liver injury 86% vs. 70%)

E.iPSC DRUG DISCOVERY

- One of the largest and most sophisticated iPSC platforms for drug discovery in industry
- First iPSC-derived drug candidate in clinic, large pipeline evolving in drug discovery and cell therapy

evotec

Deep understanding of biology for precision medicine

The Evotec Molecular Patient Database (E.MPD)


E.MPD
TRANSLATIONAL MOLECULAR PATIENT DATABASE
Womens' Health
Lung & Multiple cancers
Kidney diseases
CNS
Multiple rare diseases
Tuber-culosis
Liver disease
Infectious diseases
Autoimmune disease
Fibrosis
Inflammation
...
Patient databases with clinical and molecular profiles
EVOpanOmics
Data generation
EVOpanHunter
Data analysis

EVO*panOmics*: Genomics, Transcriptomics, Proteomics and Metabolomics
EVO*panHunter*: Bioinformatics, AI/ML

evotec

E.MPD core component of alliances in CKD

Example: CKD strategic drug discovery deals

BAYER	VIFOR PHARMA*	novo nordisk	CHINOOK THERAPEUTICS	Lilly
2016/17	**2018/19**	**2020**	**2021**	**2022**
• Upfront • Research funding • Milestones > € 300 m per product • Tiered royalties	• Vifor funded: € 25 m • 50% on all projects • JV: NepThera NephThera	• Upfront • Research funding • Milestones > € 150 m per product • Tiered royalties	• Upfront • Research funding • Milestones • Tiered royalties	• Upfront • Research funding • Milestones US$ 180 m per product • Tiered royalties

From Target identification & validation, via biomarker identification, to patient stratification

* Pending acquisition by CSL Limited not closed, yet

evotec

Agenda

Highlights

Financial performance 2021

Scientific and operational performance 2021

Outlook and Guidance 2022



evotec

EVO*equity* accelerates co-owning strategy

Operational VC model – diversified portfolio with multiple shots on goal



Academia & BRIDGEs
Partners
External deal-flow
Starting points to fuel EVO*equity* portfolio
Spin-outs
Portfolio companies

Attractive portfolio with significant upside

At Equity Holding (≥20%) or Significant influence

- Eternygen
- Topas Therapeutics
- facio therapies
- AUTOBAHN LABS
- BREAKPOINT THERAPEUTICS
- NephThera
- celmatix
- DARK BLUE THERAPEUTICS
- CUREXSYS
- panCELLa
- QUANTRO Therapeutics
- Anankelabs

Minority Shareholdings (<20%)

- Carrick Therapeutics
- Exscientia
- FORGE Therapeutics
- FIBROCOR
- Aeovian PHARMACEUTICALS
- LEON
- mission BIOCAPITAL
- Cajal Neuroscience
- Immunitas
- BLACKSMITH Medicines
- ARGOBIO STUDIO
- oxvax

BRIDGEs

- LAB282
- LAB150
- AUTOBAHN LABS
- DANUBE LABS
- ARGOBIO STUDIO
- beLAB2122
- beLAB1407

evotec

Keeping the promise

ESG & Sustainability – Measures taken in 2021



Responsible use of resources

- Sourcing of 100% renewable energy since January 2021 at all German sites
- Decision to replace heating system in building B95 in Abingdon (est. CO_2e savings of ~800t /yr)
- **EVO***earth* week to raise overall awareness towards the protection of environment
- Software[1)] implementation for systematic emission data collection as basis to set SBTi targets

ESG topics part of our DNA

- Group-wide inclusion of ESG topics in personal 2021 targets of all employees
- Definition of responsibilities for delivering expanded set of sustainability KPIs
- Group-wide appreciation & celebration of diversity weeks in May and pride month in June
- DEI – Diversity, Equity & Inclusion: Conception of global diversity strategy

Intensified stakeholder dialogue

- MSCI ESG rating up from BBB to A as of January 2021
- ISS ESG rating up from C- to C as of May 2021
- EcoVadis rank up from 48 pts to 53 pts in Q4
- Decision to report in reference to GRI standards for FY 2021 as SASB and TCFD are too "E"-focused

1) "Resource Advisor" from Schneider Electric

evotec

Strong news flow to be continued …

Selected latest news in Q1 2022

evotec #RESEARCHNEVERSTOPS

EVOTEC RECEIVES € 3 M MILESTONE PAYMENT FOR BAYER STARTING PHASE II CLINICAL DEVELOPMENT OF DNP PROGRAMME

EVOTEC AND LILLY ENTER INTO DRUG DISCOVERY COLLABORATION IN METABOLIC DISEASES

EVOTEC ENTERS IPSC-BASED DRUG DISCOVERY PARTNERSHIP WITH BOEHRINGER INGELHEIM IN OPHTHALMOLOGY

EVOTEC EXPANDS NEUROSCIENCE COLLABORATION WITH BRISTOL MYERS SQUIBB TO INCLUDE NEW TARGETED PROTEIN DEGRADATION APPROACH

EVOTEC RECEIVES € 7.5 M GRANT FOR DEVELOPMENT OF COVID-19 THERAPEUTIC

evotec

Setting the pace to accelerate growth along Action Plan 2025

Selected key events to watch 2022



R&D efficiency platforms	• Undisrupted growth in line with AP 2025; Continued double digit growth of base business (**EVO***iR&D)* • Significant capacity and value chain expansion for all modalities and sites
Precision medicine platforms	• New strategic partnerships, important milestones, and expansions of co-owned alliances; Multiple clinical trial initiations and progression of co-owned pipeline; (**EVO***royalty)* • Spin-Offs and investments along Building Blocks of AP 2025 (**EVO***equity*)
Just – Evotec Biologics	• Start of production J.POD® Redmond, WA (US); Start of construction J.POD® Toulouse, France (EU) • Multiple new partnerships (**EVO***access*)

evotec

Our mid-term aspirations are "… just the beginning"

2020-2025e Key Performance Indicator goals


11111101001

Revenues
in € m

500.9 → >100% → **>1,000**

Adjusted EBITDA[1)]
in € m

106.6 → ≥180% → **≥300**

Unpartnered R&D
in € m

46.4 → >100% → **>100**

Co-owned projects[2)]

118 → >100% → **>250**

1) before significant royalties
2) incl. Equity participations

evotec

Upcoming important dates

Financial calendar 2022

Quarterly Statement Q1 2022	11 May 2022
Virtual Annual General Meeting 2022	22 June 2022
Half-year 2022 Interim Report	11 August 2022
Quarterly Statement 9M 2022	09 November 2022


evotec
SETTING THE PACE
evotec
Evotec SE
SUSTAINABILITY REPORT 2021

Full annual report and sustainability report 2021 available for download on 26 April 2022

evotec

#RESEARCHNEVERSTOPS

QUESTIONS AND ANSWERS



Appendix

evotec

Profit & Loss Statement

31 December 2021 vs. 31 Dec. 2020 – Evotec SE consolidated

in k€ except share and per share data	Year ended 31 December 2021	Year ended 31 December 2020
Revenues	618 034	500 924
Costs of revenue	(466 491)	(375 181)
Gross profit	**151 543**	**125 743**
Operating income and (expenses)		
Research and development expenses	(72 200)	(63 945)
Selling, general and administrative expenses	(105 445)	(77 205)
Impairment of intangible assets	(683)	(3 244)
Impairment of goodwill	–	–
Other operating income	73 472	72 175
Other operating expenses	(5 691)	(4 968)
Total operating income and (expenses)	**(110 547)**	**(77 187)**
Operating income	**40 996**	**48 556**
Total non-operating income (expense)	**195 984**	**(22 716)**
Total taxes	(21 470)	(19 562)
Net income	**215 510**	**6 278**
thereof attributable to:		
Shareholders of Evotec SE	215 510	6 278
Non-controlling interest	–	–
Weighted average shares outstanding	**166 405 926**	**153 752 241**
Net income per share (basic)	**1,30**	**0,04**
Net income per share (diluted)	**1,30**	**0,04**

evotec

Balance Sheet

31 December 2021 vs. 31 Dec. 2020 – Evotec SE consolidated

in k€	as of 31 December 2021	as of 31 December 2020
ASSETS		
Current assets		
Cash and cash equivalents	699 326	422 580
Investments	158 908	59 350
Trade accounts receivables	132 078	79 005
Prepaid expenses and other current assets	39 895	30 404
Other	70 733	67 505
Total current assets	**1 100 940**	**658 844**
Non-current assets		
Long-term investments	268 793	19 289
Long-term investments accounted for using the equity method	13 068	39 710
Property, plant and equipment	484 597	337 297
Intangible assets, excluding goodwill	30 851	98 036
Goodwill	257 569	247 370
Other	79 343	61 791
Total non-current assets	**1 134 221**	**803 493**
Total assets	**2 235 161**	**1 462 337**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current loan liabilities	36 136	15 392
Current portion of lease obligations	14 473	14 616
Trade accounts payable	72 598	42 549
Provisions	39 260	41 848
Contract liabilities	112 061	66 477
Other	49 988	27 577
Total current liabilities	**324 516**	**208 459**
Non-current liabilities:		
Non-current loan liabilities	326 344	331 019
Long-term lease obligations	135 964	130 938
Contract liabilities	33 476	22 437
Other	37 176	45 028
Total non-current liabilities	**532 960**	**529 422**
Equity attributable to shareholders of Evotec SE	**1 377 685**	**724 456**
Non-controlling interest	-	-
Total stockholders' equity	**1 377 685**	**724 456**
Total liabilities and stockholders' equity	**2 235 161**	**1 462 337**

evotec

Cash Flow Statement

31 December 2021 vs. 31 Dec. 2020 – Evotec SE consolidated

in k€	2021	2020
Cash flows from operating activities		
Net income	215 510	6 278
Depreciation of property, plant and equipment	55 596	42 122
Amortisation of intangible assets	12 012	13 936
Depreciation of current assets	2 791	160
Impairment of intangible assets	683	3 244
Fair value adjustments on long-term investments	(223 791)	(1 500)
Accounts receivables	(48 032)	(4 178)
Inventories	(11 653)	(3 631)
Accounts payable	31 341	2 165
Contract liabilities and deferred income	63 083	(14 618)
Other	24 697	743
Net cash provided by operating activities	**122 237**	**44 721**
Cash flows from investing activities		
Purchase of current investments	(123 696)	(70 932)
Purchase of property, plant and equipment	(118 943)	(99 072)
Other	(1 216)	14 915
Net cash used in investing activities	**(243 855)**	**(155 089)**
Net cash provided by (used in) financing activities	**398 430**	**246 409**
Net increase (decrease) in cash and cash equivalents	**276 812**	**136 041**
Exchange rate difference	(66)	9 505
Cash and cash equivalents at beginning of year	422 580	277 034
Cash and cash equivalents at end of the period	**699 326**	**422 580**
Supplemental schedule of non-cash activities		
Additions to leases	14 292	68 044

evotec

#RESEARCHNEVERSTOPS

Your contact:

Volker Braun
SVP Head of Global Investor Relations & ESG

+49.(0).40.560 81-775
+49.(0).151.1950 4058
volker.braun@evotec.com